Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-199475 on Form S-3 of our report dated March 18, 2014, relating to the consolidated financial statements and consolidated financial statement schedule of Sears Holdings Corporation and subsidiaries, and the effectiveness of Sears Holdings Corporation and subsidiaries’ internal control over financial reporting (which report (1) expresses an unqualified opinion and includes an explanatory paragraph relating to the completed spin-off of Orchard Supply Hardware Stores Corporation during 2011 and (2) expresses an unqualified opinion on the effectiveness of internal control over financial reporting), appearing in the Annual Report on Form 10-K of Sears Holdings Corporation for the year ended February 1, 2014.

/s/ Deloitte & Touche LLP

Chicago, Illinois

October 30, 2014